EXHIBIT 14

                             TARGET LOGISTICS, INC.
                       CODE OF BUSINESS CONDUCT AND ETHICS

      The Board of directors of TARGET LOGISTICS, INC. (with its subsidiaries, the "COMPANY") has adopted this Code of Business Conduct and Ethics ("CODE") to:

      o Promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

      o     Promote full, fair, accurate, timely and understandable disclosure;

      o Promote compliance with applicable laws and governmental rules and regulations;

      o Ensure the protection of the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and

      o     Deter wrongdoing.

      All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. This Code is meant to address the general ethical requirements of business conducted by the Company, but is not all-inclusive.

I.    HONEST AND CANDID CONDUCT

      Each director, officer and employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. The Company strictly prohibits any fraudulent activity, including any act that constitutes cheating, stealing or lying.

      Each director, officer and employee must:

      o Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company's policies.

      o Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

      o     Adhere to a high standard of business ethics.

II.   CONFLICTS OF INTEREST

      A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Company's Chief Financial Officer (CFO).

      Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible be avoided.

      In particular, clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:

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      o     Any significant ownership interest in any supplier or customer;

      o Any consulting or employment relationship with any customer, supplier or competitor;

      o Any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities with the Company;

      o The receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

      o Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

      o Selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell.

      Such situations, if material, must always be approved in advance by the Company's CFO.

      Anything that would present a conflict for a director, officer or employee would likely also present a conflict if it is related to a member of his or her family.

III.  DISCLOSURE

      Each director, officer or employee involved in the Company's disclosure process, including the Chief Executive Officer and the Chief Financial Officer (the "SENIOR FINANCIAL OFFICERS"), is required to be familiar with and comply with the Company's disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company's public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

      Each director, officer or employee who is involved in the Company's disclosure process, including without limitation, the Senior Financial Officers, must:

      o Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

      o Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators and self-regulatory organizations.

      o Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS

      It is the Company's policy that all directors, officers and employees are required to comply with all applicable laws, rules and regulations of federal, state and local governments and other appropriate private and public regulatory agencies. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

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      Equal Opportunity: It is the policy of the Company to operate under sound and legal personnel policies. The Company's objective is to be equitable and fair in the treatment of all directors, officers and employees in all situations. This includes but is not limited to the following: (i) the selection and placement of any individual is based on the individual's qualifications, without regard to race, religion, national origin, sex, age or disability; and
(ii) compensating individuals in accordance with his or her contribution to the Company, without regard to race, religion, national origin, sex, age or disability.

      Harassment Free Workplace: The directors, officers and employees of the Company must maintain an environment that is free of any form of discrimination or harassment. All employment related decisions must be based on the needs of the business, individual qualifications, ability, contributions and demonstrated performance.

      Insider Trading: It is against Company policy and in many circumstances illegal for a director, officer or employee to profit from nonpublic information relating to the Company or any other company. Applicable law also regulates the manner in which directors, officers and employees use and disclose inside information, which includes any information about the Company which is not public and that could affect the market price and investor decisions about the Company's stock. Any director, officer or employee may not purchase or sell any of the Company's securities while in possession of material nonpublic information relating to the Company. Also, any director, officer or employee may not purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company. Certain individuals will have access to inside information about the Company, including financial performance, negotiations about acquisitions or divestitures or major new accounts or the like. Such inside information must be held in strict confidence, except when the Company has authorized or is legally obligated to disclose such information.

      Any director, officer or employee who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Company's CFO before making any such purchase or sale.

V.    REPORTING AND ACCOUNTABILITY

      The Audit Committee of the Company's Board of Directors is responsible for applying this Code to specific situations presented to it for review and has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to promptly notify the Company's General Counsel at (410) 332-8552. Failure to do so is itself a violation of this Code. The Company will keep the identity of the director, officer or employee making such report confidential.

      Any questions relating to how this Code should be interpreted or applied should be addressed to the Company's CFO. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Company's CFO to prevent possible misunderstandings and embarrassment at a later date.

      Each director, officer or employee must:

      o Notify the Company's General Counsel promptly of any existing or potential violation of this Code.

      o Not retaliate against any other director, officer or employee for reports of potential violations that are made in good faith.

      The Audit Committee shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or after consultation with the Chief Executive Officer, in the case of any other employee.

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      From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors and must be promptly disclosed as required by SEC rules.

VI.   CORPORATE OPPORTUNITIES

      Directors, officers and employees owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors', officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and employees are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

      Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Company's CFO.

VII.  CONFIDENTIALITY

      In carrying out the Company's business, directors, officers and employees often learn confidential or proprietary information about the Company, its customers, suppliers or joint venture parties. Directors, officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. FAIR DEALING

      We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer and employee should endeavor to deal fairly with the Company's service providers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX.   PROTECTION AND PROPER USE OF COMPANY ASSETS

      The assets of the Company, such as information, materials, supplies, customers, customer pricing, transportation vendors and their costs, intellectual property, software, hardware and facilities, among other property, are valuable resources owned, licensed, or otherwise belonging to the Company. All directors, officers and employees of the Company are required to protect and safeguard the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

I.    GENERAL

      This Code cannot and is not intended to cover every applicable law or provide answers to all questions that may arise. The Code is intended to alert our directors, officers and employees to potential problem situations and provide better understanding of what is expected of us in our business conduct. If you have any questions about the principles covered in this Code, please contact the Company's CFO.

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